

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2012

Via E-mail
Mr. Parashar Patel
UAN Power Corp.
1021 Hill Street
Suite 200
Three Rivers, MI 49093

> **Re:** **UAN Power Corp.**
> **Form 10-K**
> **Filed October 15, 2012**
> **File No. 000-54334**

Dear Mr. Patel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Report of Independent Registered Public Accounting Firm, page F-1

1.   Please have your auditor revise the audit report to include the state in which the firm is located by filing an amendment to Form 10-K. Refer to Rule 2-02(a) of Regulation S-X.

Balance Sheets, page F-3

2.   We note your disclosure on page F-12 that indicates you will own 66% of the joint venture with Mr. Yuan-Hao Chang. In that regard, please tell us why you have not consolidated the venture in your financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant